[redacted] 2/24/16

SE 16003119

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Epoch Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road, Suite 210
(No. and Street)

Southborough	MA	01772
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

February 22, 2016

132 Turnpike Road, Suite 210
Southborough
Worcester County
Commonwealth of Massachusetts
United States of America

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of December 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Nicholas von Moltke
Chief Executive Officer and President
Epoch Securities, Inc.

Notary Public

Subscribed and sworn before me,

This 22nd day of February 2016

JEANNINE DIORIO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DI6313924
Qualified in Richmond County
My Commission Expires October 27, 2018

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of December 31, 2015

PUBLIC

[redacted]

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Epoch Securities, Inc.

We have reviewed Epoch Securities, Inc.'s assertions, included in the accompanying Epoch Securities, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 22, 2016

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

[redacted]

Epoch Securities, Inc.'s Exemption Report

Epoch Securities, Inc. (the "Company") (SEC file number 8-52373), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Epoch Securities, Inc.

I, Nicholas von Moltke, swear (or affirm), that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Nicholas von Moltke
President and CEO
Epoch Securities, Inc.

February 22, 2016

EPOCH SECURITIES, INC.
Statement of Financial Condition

INDEX

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Epoch Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Company has entered into significant transactions with Global Atlantic Financial Company and Commonwealth Annuity and Life Insurance Company, both of which are related parties. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

February 22, 2016

EPOCH SECURITIES, INC.

Statement of Financial Condition

	As of December 31, 2015
Assets	
Cash	$ 4,018,621
Receivable from affiliate	236,458
Total assets	**$ 4,255,079**
Liabilities and shareholder's equity	
Payable to affiliate	$ 149,511
Accrued audit fees	43,118
Accrued legal fees	33,265
Other accrued expenses and liabilities	16,243
Total liabilities	242,137
Shareholder's equity	
Common stock, par value $0.01 per share, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,012,932
Retained earnings	-
Total shareholder's equity	4,012,942
Total liabilities and shareholder's equity	**$ 4,255,079**

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements

Note 1.

Description of Business

Epoch Securities, Inc. (the "Company") is a registered United States ("U.S.") broker-dealer and is a wholly-owned direct subsidiary of Global Atlantic (Fin) Company ("FinCo"), a Delaware corporation. The Company acts as the principal underwriter and distributor of variable insurance products issued by an affiliate, Commonwealth Annuity and Life Insurance Company ("CWA"). Additionally, the Company offers common remitter services to certain retirement plan providers.

Note 2.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company and the results of transactions with affiliated entities. These are primarily commission based and expense-sharing transactions. See Note 4 for additional information.

Additionally, these financial statements present the balances of the Company's accounts prior to its expected merger with Forethought Distributors, LLC ("FD"). FD is a U.S. broker-dealer and a wholly-owned subsidiary of Forethought Financial Group, Inc., which is also a wholly-owned direct subsidiary of FinCo. See Note 8 for additional information.

Note 3.

Significant Accounting Policies

The Company's significant accounting policies include the use of estimates and revenue recognition which are discussed in detail below. All other significant accounting policies are included in the following footnotes:

Transactions with Related Parties	Note 4
Contingencies	Note 5
Income Taxes	Note 6
Net Capital Requirements	Note 7
Subsequent Events	Note 8

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

Cash

The Company defines cash as highly liquid overnight deposits held in non-interest bearing accounts in the ordinary course of business. At December 31, 2015, cash is comprised of amounts held in a third-party financial institution.

Note 4.

Transactions with Related Parties

The Company has a services and expense agreement with an affiliate, Global Atlantic Financial Company ("Service Co."), a Delaware corporation, in which the Company receives management and administrative support services required to conduct its business. Related to this agreement, the Company also has a shared services agreement with CWA, in which CWA provides certain services and facilities to the Company, and the Company provides certain variable product underwriting services to CWA.

At December 31, 2015, the Company held approximately $11 thousand in funds due to CWA for transactions related to variable insurance products, and approximately $247 thousand due from CWA for service fees. As allowed by the shared services agreement, the Company's net receivable from CWA was approximately $236 thousand. Also, at December 31, 2015, the Company had a payable to Service Co. for approximately $150 thousand. The Company's receivable and payable balances will be settled within one year.

Note 5.

Contingencies

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. As of December 31, 2015, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

Notes to Financial Statements

Note 6.
Income Taxes

Provision for Income Taxes
The Company is included with FinCo and subsidiaries in the consolidated corporate federal tax return as well as in certain consolidated/combined state and local tax returns. As of December 31, 2015, the Company has no current tax liability.

Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no deferred tax asset or liability at December 31, 2015.

Unrecognized Tax Benefits
The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2015, the Company did not record a liability related to accounting for uncertainty in income taxes. All years subsequent to and including 2008 for U.S. Federal and for New York State and City remain open to examination by the taxing authorities.

Note 7.
Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 31, 2015, the Company had regulatory net capital, as defined by Rule 15c3-1, of $3.8 million, which exceeded the amount required by approximately $3.5 million.

As it relates to its common remitter services, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Customer funds deposited in the bank account have not been commingled with the proprietary activities of the Company and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007.

Note 8.
Subsequent Events

Merger Agreement
As discussed in Note 2, an agreement of merger between the Company and FD would be effective as of December 31, 2015, if approved, with FD being named the surviving entity. Related to this merger, an application to withdraw the Company's registration as a broker-dealer was filed with the Financial Industry Regulatory Authority ("FINRA") and the SEC on January 19, 2016. Starting on this date, both FINRA and the SEC have 60 days to accept the Company's withdrawal as a registered broker-dealer.

Concluding Evaluation
Management of the Company has performed an evaluation of subsequent events through February 22, 2016, which is the date the financial statements were available to be issued. With the exception of the merger information presented above, no other subsequent events were noted in management's evaluation which would require disclosures.